                   Form U-13-60
     Mutual and Subsidiary Service Companies*
             Revised February 7, 1980



                   ANNUAL REPORT

                  FOR THE PERIOD

 Beginning January 1, 1997 and Ending December 31,
                       1997

                      TO THE

           U.S. SECURITIES AND EXCHANGE
                    COMMISSION

                        OF

                 AYP Capital, Inc.

             A Nonutility Subsidiary*


     Date of Incorporation:  August 18, 1994.
  If not incorporated, Date of Organization:  not
                    applicable.

 State or Sovereign Power under which Incorporated
             or Organized:  Delaware.

    Location of Principal Executive Offices of
                Reporting Company:
      10435 Downsville Pike, Hagerstown, MD.

    Name, title, and address of officer to whom correspondence concerning this report should be addressed:
            Thomas J. Kloc, Controller
                 AYP Capital, Inc.
               10435 Downsville Pike
            Hagerstown, MD  21740-1766.

      Name of Principal Holding Company Whose
  Subsidiaries are served* by Reporting Company:
              Allegheny Energy, Inc.


SEC 1926 (6-82)
*Note that this report is being used for a nonutility subsidiary of such Holding Company.

       INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

     2.  Number of copies.  Each annual report
shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     3.  Period covered by report.  The first
report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report format.  Reports shall be
submitted on the forms prepared by the Commission.
If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money amounts displayed.  All money
amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

     6.  Deficits displayed.  Deficits and other
like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation
S-X, '210.3-01(c)).

     7.  Major amendments or corrections.  Any
company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

     8.  Definitions.  Definitions contained in
Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary
Service Companies, Public Utility Holding Company
Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

     10.  Methods of Allocation.  The service
company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
Commission pursuant to the Public Utility Holding
Company Act of 1935.

     11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

         LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                              SCHEDULE OR  PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS            ACCT. NO.    NO.

COMPARATIVE BALANCE SHEET                      Schedule I    4-5
  Property                                     Schedule II   6-7
  Accumulated Provision for Depreciation and
     Amortization of Property                  Schedule III    8
  Investments                                  Schedule IV     9
  Accounts Receivable from Associate Companies Schedule V     10
  Fuel Stock Expenses Undistributed            Schedule VI    11
  Stores Expense Undistributed                 Schedule VII   12
  Miscellaneous Current and Accrued Assets     Schedule VIII  13
  Miscellaneous Deferred Debits                Schedule IX    14
  Research, Development, or Demonstration
     Expenditures                              Schedule X     15
  Proprietary Capital                          Schedule XI    16
  Long-Term Debt                               Schedule XII   17
  Current and Accrued Liabilities              Schedule XIII  18
  Notes to Financial Statements                Schedule XIV   19


COMPARATIVE INCOME STATEMENT                    Schedule XV    20
  Analysis of Billing - Associate Companies    Account 457    21
  Analysis of Billing - Nonassociate Companies Account 458    22
  Analysis of Charges for Service - Associate
     and Nonassociate Companies                Schedule XVI   23
  Schedule of Expense by Department or
     Service Function                        Schedule XVII 24-25
  Departmental Analysis of Salaries            Account 920    26
  Outside Services Employed                    Account 923    27
  Employee Pensions and Benefits               Account 926    28
  General Advertising Expense                  Account 930.1  29
  Miscellaneous General Expense                Account 930.2  30
  Rents                                        Account 931    31
  Taxes Other Than Income Taxes                Account 408    32
  Donations                                    Account 426.1  33
  Other Deductions                             Account 426.5  34
  Notes to Statement of Income                 Schedule XVIII 35

          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                             PAGE
DESCRIPTION OF REPORTS OR STATEMENTS                          NO.


     ORGANIZATION CHART                                       36


     METHODS OF ALLOCATION                                    37


     ANNUAL STATEMENT OF COMPENSATION FOR USE
          OF CAPITAL BILLED                                   38

                                                                       4
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET
     Give balance sheet of the Company as of December 31 of the current and prior year.


         Account Assets and Other Debits                          Current          Prior

                 Property
          101      Utility property  (Schedule II)                         0               0
          107      Construction work in progress                           0               0
                     (Schedule II)
          121      Non Utility Property (Schedule II)            169,192,160     172,348,936
                     Total Property                              169,192,160     172,348,936
          108      Less Accumulated provision for
                     depreciation and amortization of
                     utility property  (Schedule III)                      0               0
          122      Less Accumulated provision for
                     depreciation and amortization of
                     non-utility property (Schedule III)           5,585,657          15,293
                   Net Property                                  163,606,503     172,333,643

                 Investments
          123      Investments in associate companies
                     (Schedule IV)                                 4,992,433       2,790,505
          124      Other investments  (Schedule IV)                        0               0
                   Total Investments                               4,992,433       2,790,505

                 Current and Accrued Assets
          131      Cash                                           12,297,437       5,698,238
          134      Special deposits                                        0         131,000
          135      Working funds                                       2,000      (1,047,322)
          136      Temporary cash investments
                     (Schedule IV)                                         0               0
          141      Notes receivable                                        0               0
          142      Customer accounts receivable                   16,165,512       2,082,672
          143      Accounts receivable                             1,060,715       7,402,531
          144      Accumulated provision for
                     uncollectible accounts                           (6,080)              0
          146      Accounts receivable from associate
                     companies  (Schedule V)                         139,657       5,302,414
          151      Fuel stock                                      2,166,526       2,795,292
          152      Fuel stock expenses undistributed
                     (Schedule VI)                                         0               0
          154      Material and supplies                           2,361,347       2,394,709
          163      Stores expense undistributed
                     (Schedule VII)                                        0               0
          165      Prepayments                                     2,337,137       2,201,685
          174      Miscellaneous current and accrued
                     assets  (Schedule VIII)                       1,000,000               0
                   Total Current and Accrued Assets               37,524,251      26,961,219

                 Deferred Debits
          181      Unamortized debt expense                                0               0
          183      Preliminary Survey & Investigation
                     Charges                                               0              28
          184      Clearing accounts                                       0               0
          186      Miscellaneous deferred debits                   5,455,411       6,230,120
                     (Schedule IX)
          188      Research, development, or demonstration
                     expenditures  (Schedule X)                            0               0
          190      Accumulated deferred income taxes                       0               0
                   Total Deferred Debits                           5,455,411       6,230,148

                 Total Assets and Other Debits                   211,578,598     208,315,515


                                                                        5
               Annual Report of AYP Capital, Inc.
   AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




   SCHEDULE  I  -  COMPARATIVE  BALANCE  SHEET,  CONTINUED



   Account Liabilities and Proprietary Capital                  Current            Prior

           Proprietary Capital
    201      Common stock issued  (Schedule XI)                     1,000             1,000
    211      Miscellaneous paid-in capital  (Schedule XI)      43,869,066        31,283,676
    215      Appropriated retained earnings  (Schedule XI)              0                 0
    216      Unappropriated retained earnings
               (Schedule XI)                                  (17,796,876)       (3,880,626)
             Total Proprietary Capital                         26,073,190        27,404,050

           Long-term Debt
    223      Advances from associate
               companies  (Schedule XII)                                0            12,500
    224      Other long-term debt  (Schedule XII)             160,000,000       160,000,000
    225      Unamortized premium on long-term debt                      0                 0
    226      Unamortized discount on long-term
               debt  (debit)                                            0                 0
             Total Long-term Debt                             160,000,000       160,012,500


           Current and Accrued Liabilities
    231      Notes payable                                              0                 0
    232      Accounts payable                                  12,563,821        12,550,727
    233      Notes payable to associate
               companies  (Schedule XIII)                               0                 0
    234      Accounts payable to associate
               companies  (Schedule XIII)                       4,010,613         2,822,334
    236      Taxes accrued                                      3,248,297         1,129,583
    237      Interest accrued                                   1,838,133         1,838,133
    238      Dividends declared                                         0                 0
    241      Tax collections payable                               34,281                 0
    242      Miscellaneous current and accrued
               liabilities  (Schedule XIII)                       456,176         1,024,826
             Total Current and Accrued Liabilities             22,151,321        19,365,603


           Deferred Credits
    253      Other deferred credits                               258,837           594,238
    255      Accumulated deferred investment tax credits                0                 0
    282      Accumulated deferred income taxes                  3,095,250           939,124
             Total Deferred Debits                              3,354,087         1,533,362

           Total Liabilities and Proprietary Capital          211,578,598       208,315,515


                    Annual Report of AYP Capital, Inc.
          AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




 SCHEDULE  II  -  PROPERTY



                             Balance at                    Retiremts      Other        Balance at
                              Beginning                      or          Changes          Close
 Account Description           of Year       Additions     Sales           (1)           of Year


  301    Organization                                                                            0

  303    Miscellaneous
         intangible plant                                                                        0

  304    Land and land
         rights                  517,732                                  (517,732)              0

  305    Structures and
         improvements         14,940,662                               (14,940,662)              0

  306    Leasehold
         improvements            181,367        (10,457)                                   170,910

  307    Equipment   (2)     150,236,319         95,599                 18,018,798     168,350,716

  308    Office furniture
         and equipment           155,637        229,869                                    385,506

  309    Automobiles, other
         vehicles and
         related garage
         equipment                17,232         39,076                                     56,308

  310    Aircraft and
         airport equipment                                                                       0

  311    Other property   (3)                   228,720                                    228,720

         Subtotal            166,048,949        582,806        0         2,560,404     169,192,160

  107    Construction work
         in progress           6,299,987                                (6,299,987)              0

         Total               172,348,936        582,806        0        (3,739,583)    169,192,160



 (1)     Provide an explanation of those changes considered material:

         In October 1996, the Company purchased a 50% interest in Unit
         No. 1 of the Fort Martin Power Station. The allocation of net assets related to the purchase was completed in 1997, and resulted in adjustments to plant, property and equipment. The reclassification included the transfer of all property related to the power station into a single non utility property account (account 121).

                                                                         7
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




         SCHEDULE  II  -  CONTINUED



       (2) Subaccounts are required for each class of equipment owned. The company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:



                                                                                 Balance
                                                                                 at Close
              Subaccount     Subaccount Description          Additions           of Year

                 121    Non Utility Property                      95,599        168,350,716


              Additional subaccount detail not available.



              Total                                               95,599        168,350,716


         (3)  Describe other property:                                           Balance
                                                                                at Close
              Other property consists of:                    Additions           of Year

                 121    Telecommunications Projects (ACC)        228,120            228,120
                 121    Miscellaneous                                600                600

                                                                 228,720            228,720



         (4)  Describe construction work in progress:


              Not applicable.

                                                                         8
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997



         SCHEDULE  III  -  ACCUMULATED  PROVISION  FOR
         DEPRECIATION  AND  AMORTIZATION  OF  PROPERTY



                                    Balance at   Additions                  Other      Balance at
                                    Beginning       to                     Changes       Close
         Account Description        of Year    Acct  403 / 404 Retirements   (1)        of Year


          301    Organization

          303    Miscellaneous
                 intangible plant

          304    Land and land
                 rights

          305    Structures and
                 improvements

          306    Leasehold
                 improvements         2,923          41,814                               44,737

          307    Equipment            3,506       5,498,588                            5,502,094

          308    Office furniture
                 and equipment        3,981          21,306                               25,287

          309    Automobiles, other
                 vehicles and
                 related garage
                 equipment            4,883           8,656                               13,539

          310    Aircraft and
                 airport equipment

          311    Other property

                 Total               15,293       5,570,364          0            0    5,585,657



         (1)     Provide an explanation of those changes considered material:

                 Not applicable.

                                                                          9
                   Annual Report of AYP Capital, Inc.
        AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




  SCHEDULE  IV  -  INVESTMENTS


  Instructions:    Complete the following schedule concerning investments.
  Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or
  principal amount, etc.    Under Account 136,  "Temporary Cash Investments",
  list each investment separately.


                                                                        Balance at       Balance at
                                                                        Beginning          Close
   Description                                                           of Year          of Year

  Account 123-  Investment in Associate Companies

     EnviroTech Investment Fund I, L.P., net                               913,714        1,237,117
          A 9.9% interest in a limited partnership to acquire
          securities of companies with a primary emphasis on
          investments in energy.

     Latin American Energy and Electricity Fund I, L.P.                  1,634,182        3,528,262
          A 9.9% interest in a limited partnership to invest in
          entities involved in new or existing electric power
          projects in Latin America and the Caribbean.

     APS Cogenex, L.L.C.                                                   209,314          209,314
          A 50% joint venture with EUA Cogenex Corporation
          formed to engage in demand-side management business
          activities.

     FondElec General Partner, L.P.
          A 4.975% interest in a limited partnership organized for
          the purpose of acting as the general partner of the Latin
          American Energy and Electricity Fund I, L.P.                      33,295           17,740


  Account 124-  Other Investments

     Not applicable.



  Account 136-  Temporary Cash Investments

     Not applicable.



     Total                                                               2,790,505        4,992,433


                                                                        10
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




         SCHEDULE  V  -  ACCOUNTS  RECEIVABLE  FROM  ASSOCIATE  COMPANIES


    Instructions:    Complete the following schedule listing accounts receivable
    from each associate company.    Where the company has provided
    accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                                    Balance at       Balance at
                                                                                    Beginning          Close
          Description                                                                of Year          of Year

         Account 146-  Accounts Receivable from Associate Companies

            APS Cogenex, L.L.C.                                                         35,591                0
            APS Inc. - Funds given to APS, Inc. to invest                                     0               0
                on behalf of AYP Capital                                             5,264,823                0
            General Invoices between  AYP Subsidiaries                                   2,000                0
            General Invoices between AE, Inc subsidiaries                                    0          104,049
            AYP Capital Unbilled                                                             0           35,608


            Total                                                                    5,302,414          139,657



         Analysis of Convenience or Accommodation Payments

            Not applicable.

                                                                         11
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  VI  -  FUEL  STOCK  EXPENSES  UNDISTRIBUTED


         Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.



          Description                                Labor         Expenses      Total

         Account 152- Fuel Stock Expenses
           Undistributed

            Not applicable.


         Account 151- Fuel Stock                                   2,166,526      2,166,526


            Total                                           0      2,166,526      2,166,526


         Summary:

            Fuel Stock  in Account 151 is purchased for and consumed by
            AYP Capital's share of the Ft. Martin Unit.    See Schedule XIV:
            Notes to the Financial Statements on page 19.

                                                                        12
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  VII  -  STORES  EXPENSE  UNDISTRIBUTED


  Instructions:    Report the amount of labor and expenses associated with
  respect to stores expense during the year and indicate amount attributable to each associate company.





Description                                Labor         Expenses        Total

Account 163- Stores Expense Undistributed

     Not applicable.




  Total                                         0              0              0

                                                                         13
                  Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  VIII  -  MISCELLANEOUS  CURRENT  AND  ACCRUED  ASSETS


       Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                 Balance at       Balance at
                                                 Beginning          Close
Description                                       of Year          of Year

Account 174-  Miscellaneous Current and Accrued Assets

  WVA Unexpensed Property Taxes                           0        1,000,000

  Total                                                   0        1,000,000

                                                                        14
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  IX  -  MISCELLANEOUS  DEFERRED  DEBITS


          Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                 Balance at       Balance at
                                                 Beginning          Close
Description                                       of Year          of Year

Account 186-  Miscellaneous Deferred Debits

  Expenses associated with the purchase
       of Fort Martin Unit #1                         3,216                0

  Expenses associated with the operation             10,778            2,298
       of Fort Martin Unit #1

  Power Marketing Suite                                   0          109,025

  Medium - Term Notes Deferred Issuance Costs             0           68,233

  Deferred Call Options                                   0           98,400

  Deferred Power Station Special Maint. Exp.      6,212,728        5,177,273

  Other Miscellaneous Deferred Debits                 3,398              182


  Total                                           6,230,120        5,455,411

                                                                          15
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


         Instructions:    Provide a description of each material research,
         development or demonstration project which incurred costs by the company during the year.





          Description                                                 Amount

         Account 188-  Research, Development, or Demonstration
                       Expenditures

            Not applicable.


            Total                                                          0

                                                                          16
                  Annual Report of AYP Capital, Inc.
        AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


        SCHEDULE  XI  -  PROPRIETARY  CAPITAL



                                         Number of     Par / Stated   Outstanding Shares
                                           Shares          Value      At Close of Period
        Account Class of Stock           Authorized     Per Share     Number       Amount

         201    Common Stock Issued        1,000           $10          100        $1,000



        Instructions:    Classify amounts in each account with brief explanation,
        disclosing the general nature of transactions which give rise to the reported amounts.


        Account Description                                                        Amount

         211    Miscellaneous Paid-in Capital*                                   43,869,066
         215    Appropriated Retained Earnings                                            0

                Total                                                            43,869,066


        * AYP Capital is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc.

____________________________________________________________________________


   Instructions:    Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the General Instructions of the Uniform
   System of Accounts.    For dividends paid during the year in cash or
   otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                         Balance at        Net                   Balance at
                                         Beginning        Income      Dividends    Close
        Account Description               of Year         (Loss)       Paid       of Year

         216    Unappropriated Retained
                Earnings (Deficit)       (3,880,626)   (13,916,250)        0    (17,796,876)

                Total                    (3,880,626)   (13,916,250)        0    (17,796,876)




                Net Losses are a result of non-utility operations.


                                                                        17
                Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


     SCHEDULE  XII  -  LONG-TERM  DEBT


     Instructions:    Advances from associate companies should be reported
     separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown
     under the class and series of obligation column.    For Account 224,
     "Other Long-Term Debt", provide the the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                               Terms,      Date                             Balance at                            Balance at
                              Class, &      of     Interest    Amount        Beginning                    (1)        Close
     Name of Creditor          Series     Maturity  Rate     Authorized       of Year       Additions   Deduction   of Year

      223 Advances from associate
          companies:

          None

      224 Other long-term debt:

                  5-year debt provided by a
                     syndicate of banks      2001  6.78 % *  160,000,000    160,000,000                           160,000,000


          Total                                              160,000,000    160,000,000              0       0    160,000,000



          *   See Schedule XIV:  Notes to Financial Statements on page 19.



     (1)  Give an explanation of deductions.:

                  Not applicable.

                                                                         18
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  XIII  -  CURRENT  AND  ACCRUED  LIABILITIES


         Instructions:    Provide balance of notes and accounts payable to each
         associate company.  Give description and amount of miscellaneous
         current and accrued liabilities.    Items less then  $10,000  may be
         grouped, showing the number of items in each group.


                                                           Balance at       Balance at
                                                           Beginning          Close
          Description                                       of Year          of Year

         Account 233-  Notes Payable to Associate
           Companies

              Not applicable.


              Total                                                 0                0


         Account 234-  Accounts Payable to Associate Companies

              Allegheny Power Service Corporation           2,809,775        3,315,298
              West Penn Power Company                           2,223          455,678
              Monongahela Power Company                         8,336           95,673
              AYP Affiliates                                    2,000                0
              Allegheny Energy, Inc.                                0           15,330
              Potomac Edison                                        0          128,634


              Total                                         2,822,334        4,010,613


         Account 242-  Miscellaneous Current and Accrued Liabilities

              Major Maintenance Accruals                      542,474                0
              Pension Accrual                                 298,396          280,750
              Payrolls Accrued  (Account 232)                 183,956                0
              Misc. Accrued Liabilities                             0           80,949
              Misc. Curr. and Accrued Liabilities                   0           94,477


              Total                                         1,024,826          456,176


              ANNUAL REPORT OF AYP CAPITAL, INC.
        AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997

                         SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated by reference.



NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a wholly-owned subsidiary of Allegheny Energy, Inc. Allegheny Energy, Inc. is an electric utility holding company that derives substantially all of its income from the electric utility operations of its regulated subsidiaries (Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company).

In 1996, AYP Capital, Inc. (the Company) formed two wholly-owned subsidiaries, AYP Energy, Inc. (AYP Energy), an exempt wholesale generator and power marketer in the wholesale electricity market, and Allegheny Communications Connect, Inc.
(ACC), an exempt telecommunications company. In 1997, a new wholly-owned subsidiary, Allegheny Energy Solutions, Inc. was formed to market electric energy to retail customers in deregulated markets and other energy-related services.

The Company has investments in two limited partnerships, EnviroTech Investment Fund I,L.P., which invests in emerging electrotechnologies that promote the efficient use of electricity and improve the environment; and the Latin American Energy and Electricity Fund I,L.P., which invests in and develops electric opportunities in Latin America and the Caribbean.


Significant accounting policies of the Company are summarized below.

Consolidation
AYP Capital, Inc. owns all of the outstanding common stock of its subsidiaries, AYP Energy, ACC, and Allegheny Energy Solutions. The consolidated financial statements shown herein include all the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Revenues
Revenues for the Company are recorded in the same period in which the related electric services are provided to customers.
Revenues from other non-regulated activities are recorded in the period earned.


Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Provisions for depreciation are determined on a straight-line method based on estimated service lives of depreciable properties. The cost of maintenance and of certain replacements of property, plant, and equipment is charged to operating expenses. The allocation of net assets related to AYP Energy's October 1996 Fort Martin Unit No. 1 purchase was completed in 1997, and resulted in adjustments of $4.6 million to property, plant, and equipment offset by 1997 construction expenditures of $.6 million, for a net decrease in plant, property, and equipment of $4.0 million. A reclassification was made in the 1997 period to move $6.2 million related to a major outage from property, plant, and equipment to deferred charges to be amortized over six years. Prior period amounts were reclassified for comparative purposes. Property, plant, and equipment related to the Fort Martin Unit No. 1 is being depreciated over 25 years.

Accounting for Investments
Investments in two limited partnerships are accounted for under the equity method. That is, the initial investment is recorded at cost, then the carrying amount is adjusted to recognize the Company's share of post-acquisition earnings or losses of the investee.

Income Taxes
The Company joins with its Parent and affiliates in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability.

Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Differences between income tax expense computed on the basis of financial accounting income and taxes payable based on taxable income are deferred. Deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax basis of assets and liabilities computed utilizing the most current tax rates.

Allocated Charges
The Company has no employees. As a result of AYP Energy being a 50% owner of Fort Martin Power Station Unit No. 1, it incurs expenses which include its proportionate share of all fuel, operation and maintenance costs, and salaries, wages, and employee benefits. The Company also incurs expenses which include its proportionate share of salaries, wages, and employee benefits related to services provided by Allegheny Energy Company, Inc. and its subsidiaries for the Company's other subsidiaries. Employee benefits include the expenses of a noncontributory defined benefit pension plan and partially contributory medical and life insurance plans.

NOTE B:  PROPOSED MERGER

On April 7, 1997, Allegheny Power System, Inc. (Allegheny Power) and DQE, Inc. (DQE), parent company of Duquesne Light Company in Pittsburgh, Pennsylvania announced that they had agreed to a merger in a tax-free, stock-for-stock transaction. The combined company will be called Allegheny Energy, Inc. (Allegheny Energy). It is expected that Allegheny Energy will continue to be operated as an integrated electric utility holding company and that the regulated electric utility companies will continue to exist as separate legal entities, including Duquesne Light Company. The companies stated in their announcement that the merger is expected to produce synergy savings of about $1 billion.

The merger is conditioned, among other things, upon the approval of each company's shareholders, the Pennsylvania Public Utility Commission (PUC), the Securities and Exchange Commission (SEC), the Federal Energy Regulatory Commission
(FERC), the Nuclear Regulatory Commission (NRC), and the Department of Justice/Federal Trade Commission (DOJ/FTC) under the Hart, Scott, Rodino Antitrust Improvements Act (HSR). Additionally, Allegheny Power requested that the Maryland Public Service Commission (PSC) approve the issuance of additional Allegheny Power stock to accomplish the transaction. The companies have established a schedule to obtain all regulatory approvals by June 30, 1998. On May 2, 1997, Allegheny Power filed a registration statement with the SEC on Form S-4 containing a joint proxy statement/prospectus with DQE concerning the merger and the transactions contemplated thereby. In late June, the S-4 became effective, allowing Allegheny Power and DQE to pursue shareholder approval. Allegheny Power and DQE each held separate shareholder meetings on August 7, 1997, at which the combination of the two companies was approved by the shareholders of both companies. At Allegheny Power's meeting, the shareholders also approved the change in Allegheny Power's name to Allegheny Energy, Inc.

On August 1, 1997, Allegheny Power and DQE jointly filed requests for merger approval with the PUC and the FERC, DQE filed the necessary approval requests with the NRC, and Allegheny Power filed its request with the PSC for approval to issue Allegheny Power stock. Subsequently, Allegheny Power filed for approval from the SEC under the Public Utility Holding Company Act of 1935 and both companies filed with the DOJ/FTC under the HSR.

The PUC has established a schedule of proceedings which is expected to result in an approval order by the end of May 1998. The FERC has not scheduled hearings. Absent such hearings, Allegheny Energy expects a FERC order before the end of May 1998. The PSC instituted a proceeding involving The Potomac Edison Company, the Company's Maryland public utility affiliate, to examine the effect of the merger on Maryland customers. On March 25, 1998, the PSC issued an order approving the filed settlement agreement between Allegheny Energy, Inc. and all other parties in the proceeding, thus allowing Allegheny Energy, Inc. to issue Allegheny Power stock.

On September 16, 1997, Allegheny Power officially changed its name to Allegheny Energy, Inc., by filing the appropriate papers in Maryland. Allegheny Energy began trading on the New York Stock Exchange under its new symbol, AYE, on October 1, 1997.


NOTE C:  CAPITALIZATION

Long-Term Debt
Maturities for long-term debt for the next five years are $160 million in the year 2001. In October 1996, AYP Energy borrowed $160 million for five years from a syndicate of eight banks priced at a floating rate based on the 90-day London Interbank Offering Rate (LIBOR) plus a spread. AYP Energy also entered into a floating-to-fixed interest rate swap to hedge against fluctuations in interest rates. The swap plus the spread on the underlying financing fixed the interest rate to the Company at 6.78%. In January 1998, the swap was refinanced in exchange for the counterparty's right to exercise an option to extend the swap until 2006. The new swap plus the spread on the underlying financing lowered the interest rate to AYP Energy to 6.18%.

At December 31, 1997, the unrealized loss from the interest swap agreement was $3.24 million. Interest rate differentials to be paid or received are recorded as adjustments to interest expense. Throughout the five-year period, the floating rate may be above or below the fixed rate, but is only relevant in the event of termination prior to maturity. AYP Energy's obligation under the Credit Agreement is supported by Allegheny Energy.

NOTE D:  COMMITMENTS AND CONTINGENCIES

Investments
The Company has committed to invest up to an additional $5.2 million in the two limited partnerships, EnviroTech Investment
Fund I, L.P., and the Latin American Energy and Electricity
Fund I, L.P..

Construction Program
The Company has entered into commitments for its construction programs, for which expenditures are estimated to be $32.6 million for 1998 and $8.5 million for 1999. Construction expenditure levels in 2000 and beyond will depend upon the strategy eventually selected for complying with Phase II of the Clean Air Act Amendments of 1990 (CAAA) and the extent to which environmental initiatives currently being considered become mandated and their resultant impact on AYP Energy's 50% ownership of Fort Martin Unit No. 1.


Risk Management
AYP Energy uses derivative instruments to manage the risk exposure associated with contracts it writes for the purchase and/or sale of electricity for receipt or delivery at future dates. Such instruments are used in accordance with a risk management policy adopted by the Board of Directors and monitored by an Exposure Management Committee of senior management. The policy requires continuous monitoring, reporting, and stress testing of all open positions for conformity to policies which limit value at risk and market risk associated with the credit standing of trading counterparties. Such credit standings must be investment grade or better, or be guaranteed by a parent company with such a credit standing for all over-the-counter instruments.

At December 31, 1997, the trading books of AYP Energy consisted primarily of physical contracts with fixed pricing. Most contracts were fixed-priced, forward purchase and/or sale contracts which required settlement by physical delivery of electricity. During 1997, AYP Energy Company also entered into option contracts which, if exercised, were settled with physical delivery of electricity.

These transactions result in market risk which occurs when the market price of a particular obligation or entitlement varies from the contract price. As AYP Energy continues to develop its power marketing and trading business, its exposure to volatility in the price of electricity and other energy commodities may increase within approved policy limits.

Environmental Matters and Litigation
System companies are subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require them to incur substantial additional costs to modify or replace existing and proposed equipment and facilities, and may affect adversely the cost of future operations. The more significant additional environmental initiatives currently being considered (in terms of their potential adverse financial effect on the companies) are:

    -  NOx reductions of 75% from a 1990 baseline by mid-year
  2003, depending upon modeling studies required by the Ozone
  Transport Commission established under Title I of the CAAA. A
  55% reduction is currently mandated.

    - NOx reductions of 85% from a 1990 baseline by mid-year 2003 under a State Implementation Plan (SIP) call proposed by the Environmental Protection Agency (EPA) in November 1997, as well as by petitions filed with the EPA in August 1997 by eight northeastern states proposing an 85% reduction.

     - CO2 reductions of 7% below 1990 levels agreed to by the Clinton Administration in a protocol for greenhouse gas reductions at a conference in Kyoto, Japan, in December 1997. The protocol requires approval of the United States Senate to become effective.

The NOx reduction proposals beyond 55% are being vigorously opposed by the companies and other coal-burning utilities and by other affected constituencies in coal producing states. In January 1998, the Chambers of Commerce in Virginia and West Virginia announced that they had joined in the first court challenge, accusing the EPA of failing to assess the impact of the 75% and 85% reduction proposals on small businesses. The EPA contends that the Small Business Regulatory Enforcement Fairness Act of 1996 does not apply. The United States Senate has indicated that it will not approve the Kyoto protocol because of its failure to include CO2 reduction requirements on developing nations. The Company cannot predict the outcome of these issues.

                                                                         20
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         SCHEDULE  XV  -  COMPARATIVE  STATEMENT  OF  INCOME
         Give income statement of the Company for the current and prior years ending December 31.



         Account Description                                      Current          Prior

                 Income
         440-447   Sales                                         82,082,986       2,067,560
         450-456   Other operating revenues                          77,693               0
          457      Services rendered to associate companies               0               0
          458      Services rendered to nonassociate
                     companies                                    3,635,126         237,619
         417-421   Miscellaneous income or loss                   1,458,987         (10,367)
                   Total Income                                  87,254,792       2,294,812


                 Expense
                   Power Costs:
          501        Fuel                                        24,183,161         727,499
          555        Purchased Power                             43,663,227       1,334,584
         500-514     Other                                        6,119,460       1,126,610
         556-598   Transmission & Distribution                    3,755,822         258,320
          903      Cashiering                                       159,601             682
          904      Uncollectibles                                     6,080               0
         908-910   Other Customer Service                              (373)              0
          912      Selling Activities Expense                     1,076,889         118,039
          913      Sales Advertising                              1,884,553               0
          920      Salaries and wages                             2,024,321               0
          921      Office supplies and expenses                   1,915,388          97,854
          922      Administrative expense transferred - credit            0               0
          923      Outside services employed                      3,118,664       1,264,230
          924      Property insurance                               139,258          17,793
          925      Injuries and damages                              74,137          27,848
          926      Employee pensions and benefits                   469,503         183,515
          928      Regulatory commission expense                          0               0
          930.1    General advertising expense                        1,672               0
          930.2    Miscellaneous general expenses                   (71,192)         15,745
          931      Rents                                            346,098              12
          935      Maintenance of structures and equipment            8,572               0
         403 - 404 Depreciation and amortization expense          5,570,364          13,857
          408      Taxes other than income taxes                  4,907,184         767,624
          409      Income taxes                                 (11,650,715)     (3,128,285)
          410      Provision for deferred income taxes            2,446,484         939,124
          411      Provision for deferred income taxes - credit           0               0
          411.5    Investment tax credit                                  0               0
          426.1    Donations                                              0               0
          426      Other deductions                                      98             177
          427      Interest on long-term debt                    11,019,433       1,838,133
          430      Interest on debt to associate companies                0               0
          431      Other interest expense                             3,352              41
                   Total Expense                                101,171,041       5,603,401


                 Net Income or (Loss)                           (13,916,249)     (3,308,589)


                                                                         21
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997



         ANALYSIS  OF  BILLING
         ASSOCIATE  COMPANIES  -  ACCOUNT  457


                                           Direct      Indirect      Comp.         Total
                                           Costs        Costs       for Use        Amount
         Name of Associate Company        Charged      Charged     of Capital      Billed



            Not applicable.




            Total                                 0            0            0             0


                                                                        22
                  Annual Report of AYP Capital, Inc.
       AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


       ANALYSIS  OF  BILLING  NONASSOCIATE  COMPANIES
       ACCOUNT  458



                                     Direct       Indirect       Comp.                    Excess         Total
                                      Cost          Cost        for Use       Total         or          Amount
       Name of Nonassociate Company  Charged       Charged    of Capital      Cost      Deficiency      Billed
                                     (458.1)       (458.2)      (458.3)                   (458.4)

            AYP Capital believes that this page is not applicable to nonutility companies who are using the U-13-60 Form designed for and used by Service Companies. Nonutility companies perform numerous billings to nonassociate companies, and requiring them to provide a list of all of their customers and billings would be unduly burdensome. In addition, the Company considers its customer data to be proprietary information.




            Total                           0             0            0            0            0             0



       Instructions:    Provide a brief description of the services rendered to
                        each nonassociate company.

                                                                         23
                Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


     SCHEDULE  XVI  -  ANALYSIS  OF  CHARGES  FOR  SERVICE
     ASSOCIATE  AND  NONASSOCIATE  COMPANIES



                                      Associate Co. Charges        Nonassociate Co. Charges      Total Charges for Service
                                      Direct   Indirect            Direct    Indirect            Direct    Indirect
     Description of Items              Cost     Cost      Total     Cost      Cost      Total     Cost      Cost      Total

      920  Salaries and wages
      921  Office supplies and expense
      922  Admin expense transferred - cr
      923  Outside services employed                               This type of breakdown is
      924  Property insurance                                      not available for
      925  Injuries and damages                                    competitive job billings.
      926  Employee pensions and benefits
      928  Regulatory commission expense
      930.1General advertising expenses
      930.2Miscellaneous general expenses
      931  Rents
      935  Maint of structures and equip
      403  Depreciation and amortiz exp
      408  Taxes other than income taxes
      409  Income taxes
      410  Prov for def income taxes
      411  Prov for def income taxes - cr
      411.5Investment tax credit
      426.1Donations
      426  Other deductions
      427  Interest on long-term debt
      431  Other interest expense
           Total expenses                  0        0         0         0         0         0         0         0         0
           Comp for use of equity capital
      430  Int on debt to assoc companies
           Total cost of service           0        0         0         0         0         0         0         0         0


           Instructions:    Total cost of service will equal for assocate and
           nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                                         24
                  Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


     SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
     DEPARTMENT  OR  SERVICE  FUNCTION


                                                                     Department or Service Function
                                                  Total     Over-
     Description of Items                         Amnt      head

      920  Salaries and wages
      921  Office supplies and expense
      922  Admin expense transferred - credit
      923  Outside services employed                                 This type of breakdown is
      924  Property insurance                                        not applicable.
      925  Injuries and damages
      926  Employee pensions and benefits
      928  Regulatory commission expense
      930.1General advertising expenses
      930.2Miscellaneous general expenses
      931  Rents
      935  Maint of structures and equipment
      403  Depreciation and amortization expense
      408  Taxes other than income taxes
      409  Income taxes
      410  Prov for def income taxes
      411  Prov for def income taxes - credit
      411.5Investment tax credit
      426.1Donations
      426  Other deductions
      427  Interest on long-term debt
      430  Interest on debt to associate companies
      431  Other interest expense

           Total expenses                             0         0         0        0        0        0        0        0        0


           Instructions:    Indicate each department or service function.
           (See Instruction  01-3,  General Structure of
           Accounting System:    Uniform System of Accounts.)

                                                                          25
                 Annual Report of AYP Capital, Inc.
     AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


     SCHEDULE  XVII  -  EXPENSE  DISTRIBUTION  BY
     DEPARTMENT  OR  SERVICE  FUNCTION,  CONTINUED



             Department or Service Function
     Account
     Number

      920
      921
      922
      923                    This type of breakdown is
      924                    not applicable.
      925
      926
      928
      930.1
      930.2
      931
      932
      403
      408
      409
      410
      411
      411.5
      426.1
      426.5
      427
      430
      431

                  0       0       0       0       0       0       0       0       0       0       0       0


                                                                        26
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                                        DEPARTMENTAL  ANALYSIS  OF  SALARIES
                                                    ACCOUNT  920



                                     Departmental Salary Expense
         Name of Department                      Included in Amounts Billed to           Personnel
         Indicate each department or   Total      Parent       Other         Non-        at Close
         service function.            Amount      Company    Associates    Associates     of Year


           Not applicable.



           Total                            0           0           0             0             0


                                                                        27
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




                         OUTSIDE  SERVICES  EMPLOYED
                                ACCOUNT  923


      Instructions:    Provide a breakdown by subaccount of outside services
      employed.    If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.



         From Whom Purchased                      Address      Relationship*   Amount


         Administrative and Engineering:
            Allegheny Power Service Corp.       Greensburg, PA    A              405,256

         Generation, Transmission & Distribution Services:
            Price Waterhouse LLP                Pittsburgh, PA    NA              25,750
            Mentzell Electric                   Apollo, PA        NA              26,669
            Wesco Distribution, Inc             Chicago, IL       NA              29,139
            General Electric Company            Pittsburgh, PA    NA              30,932
            Howard Industries, Inc              Memphis, TN       NA              31,085
            Davis H. Elliot Co., Inc            Roanoke, VA       NA              32,013
            Everhart & Hoover                   Hustontown, PA    NA              32,671
            Dynamark Security Centers, Inc      Hagerstown, MD    NA              33,187
            Pirelli Cable Corp                  Atlanta, GA       NA              37,694
            Hey Electric Co, Inc                Butler, PA        NA              38,727
            Sunbelt Transformers                Temple, TX        NA              39,280
            Siemens Power Trans & Distrib LLC   Pittsburgh, PA    NA              43,748
            Critical Path, Inc                  Union Bridge, MD  NA              51,925
            Keller & Heckman LLP                Washington,DC     NA              55,904
            National Power X                    Berlin, PA        NA              55,978
            Pittsburgh Trane                    Pittsburgh, PA    NA              62,435
            Fuld & Co, Inc                      Cambridge, MA     NA              64,883
            Hinkley Lighting                    Cincinnati, OH    NA              66,183
            Lambert Construction Co             New Brighton, PA  NA              69,347
            Ellsworth Electric Co, Inc          Hagerstown, MD    NA              71,010
            S&C Electric Co                     Chicago, IL       NA             125,422
            Transervice Air Corporation         Nitro, WV         NA             130,950
            ABB Power T&D Co, Inc               Chicago, IL       NA             168,065
            Beckwith Machinery Co               Pittsburgh, PA    NA             544,518


            Other                                                                845,893

            Grand Total                                                        3,118,664


            *A =  associate, NA = nonassociate

                                                                         28
         Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         EMPLOYEE  PENSIONS  AND  BENEFITS
         ACCOUNT  926

      Instructions:  Provide a listing of each pension plan and benefit program
      provided by the company.   Such listing should be limited to $25,000.


       Description                                                   Amount



         Life Insurance                                                  31,809
         Medical Insurance & Fees                                       132,679
         Postretirement benefits other than pensions                    181,542
         Corporate Pension Plan                                          40,417
         Savings Plan Expense                                            39,109
         Miscellaneous (14)                                              43,947


         Total                                                          469,503

                                                                          29
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                        GENERAL  ADVERTISING  EXPENSES
                               ACCOUNT  930.1

         Instructions:    Provide a listing of the amount included in
         Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



          Description                 Name of Payee                  Amount


         Other Customer Information   Various                          1,672




            Total                                                      1,672

                                                                         30
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                       MISCELLANEOUS  GENERAL  EXPENSE
                              ACCOUNT  930.2

    Instructions:    Provide a listing of the amount included in Account 930.2,
    "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
    (2 U.S.C. Section 441(b)(2))  shall be separately classified.


          Description                                                 Amount


         Outside directors' fees and expenses                            3,222

         Service Company Misc. General Expenses                       (119,435)

         Financial Expenses                                             43,078

         Miscellaneous                                                   1,943

            Total                                                      (71,192)

                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997




                                    RENTS
                                 ACCOUNT  931

    Instructions:    Provide a listing of the amount included in Account 931,
    "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


         Type of Property                                            Amount


          EDP Equip.                                                   37,393
          Office Space                                                294,564
          Office Furniture\Equip.                                      14,036
          Other Rent                                                      105


            Total                                                     346,098

                                                                        32
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                     TAXES  OTHER  THAN  INCOME  TAXES
                               ACCOUNT  408

         Instructions:    Provide an analysis of Account 408,  "Taxes Other Than
                          Income Taxes".   Separate the analysis into two
                          groups:   (1) other than U.S. Government taxes, and
                          (2) U.S. Government taxes.   Specify each of the
                          various kinds of taxes and show the amounts thereof.
                          Provide a subtotal for each class of tax.


                    Kind of Tax                                                  Amount


         Other than U.S. Government taxes:

            Business & Occupation Tax                                            4,052,065
            Property Tax                                                           562,062
            Capital Stock / Franchise Tax                                           87,499
            State License Tax                                                        4,950
            State Gross Premium Tax                                                    847
            State Sales Tax                                                         (5,102)
            Other State Tax                                                          5,753
            State Unemployment                                                       3,717

            Subtotal                                                             4,711,791

         U.S. Government taxes:

            FICA                                                                   193,668
            Federal Unemployment                                                     1,725

            Subtotal                                                               195,393


            Total                                                                4,907,184


                                                                         33
                     Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                                  DONATIONS
                               ACCOUNT  426.1

    Instructions:    Provide a listing of the amount included in Account 426.1,
    "Donations",  classifying such expenses by its purpose.    The aggregate
    number and amount of all items of less than $3,000 may be shown in lieu of details.





   Name of recipient              Purpose of Donation              Amount


      Not applicable.



      Total                                                               0

                                                                         34
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                            OTHER  DEDUCTIONS
                             ACCOUNT  426.5

    Instructions:    Provide a listing of the amount included in Account 426.5,
    "Other Deductions",  classifying such expenses according to their nature.


         Description                       Name of Payee                Amount


         Not Applicable

            Total                                                             0

                                                                        35
                    Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                               SCHEDULE  XVIII
                      NOTES  TO  STATEMENT  OF  INCOME


   Instructions:    The space below is provided for important notes regarding
   the statement of income or any account thereof.    Furnish particulars as
   to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


         Refer to Schedule XIV on page 19.

                                                                        36
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                          ORGANIZATIONAL  CHART


         AYP Capital, Inc. has no employees - Allegheny Power Service Corporation provides administrative and engineering services.

                                                                         37
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


                        METHODS  OF  ALLOCATION


         AYP Capital, Inc. expenses are not allocated to associate companies.

                                                                         38
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


         ANNUAL  STATEMENT  OF  COMPENSATION  FOR  USE  OF  CAPITAL  BILLED


         AYP Capital, Inc. does not bill associate companies for use of holding company capital.

                                                                           39
                   Annual Report of AYP Capital, Inc.
         AS  OF  AND  FOR  THE  YEAR  ENDED  DECEMBER 31, 1997


                              SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                  AYP CAPITAL, Inc.
                                  (Name of Reporting Company)

                                  By:  /s/ Thomas J. Kloc
                                  (Signature of Signing Officer)

                                  Thomas J. Kloc, Controller
                                  (Printed Name and Title of Signing Officer)